UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-55786

IBM CREDIT LLC

(Exact name of registrant as speciﬁed in its charter)

One North Castle Drive, Armonk, New York 10504

914-765-1900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive ofﬁces)

Limited Liability Company Interests

3.600% Notes due 2021

2.200% Notes due 2022

3.000% Notes due 2023

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to ﬁle reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁle reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certiﬁcation or notice date:

Limited Liability Company Interests: 1

3.600% Notes due 2021: 0*

2.200% Notes due 2022: 0*

3.000% Notes due 2023: 0*

* On March 26, 2021, IBM Credit LLC redeemed its registered $500 million aggregate principal amount of 3.600% Notes due 2021, $500 million aggregate principal amount of 2.200% Notes due 2022, and $750 million aggregate principal amount of 3.000% Notes due 2023, in each case in full at the applicable redemption price calculated in accordance with the terms of the notes, plus accrued and unpaid interest.

Pursuant to the requirements of the Securities Exchange Act of 1934 IBM Credit LLC has caused this certiﬁcation/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 26, 2021	By:	/s/ Adam Wilson
Name Adam Wilson
Title Vice President, Finance